UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

February 18, 2021

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

Press release

Paris, 18 February 2021

Financial information at December 31, 2020

Solid financials and excellent commercial results

Orange accelerates the rollout of its broadband networks, despite the health crisis

Organic cash flow of €2.5 billion from telecoms activities, comfortably reaching the objective announced for 2020

In millions of euros	4Q 2020	change comparable basis	change historical basis	12M 2020	change comparable basis	change historical basis
Revenues	10,917	(0.2)%	(1.5)%	42,270	0.3%	0.1%
EBITDAaL	3,182	(2.3)%	(3.2)%	12,680	(1.0)%	(1.4)%
Operating Income				5,521		(6.9)%
Consolidated net income				5,055		56.9%
eCAPEX (excluding licenses)	2,247	10.1%	9.1%	7,132	(1.7)%	(2.2)%
EBITDAaL - eCAPEX	936	(23.1)%	(23.8)%	5,548	(0.1)%	(0.3)%
Organic cash-flow (telecom activities)				2,494		6.4%

The Group achieved its financial targets for 2020 as revised in July:

•  Moderate revenue growth despite a slight dip in the fourth quarter. For the year, the excellent performance of Africa & Middle East (up 5.2%)[1] and the solid results of France (up 1.6%) offset the decline in Europe (down 3.5%) and Enterprise (down 1.4%).

•  EBITDAaL was down slightly, heavily impacted by the decline in roaming and additional costs resulting from the health crisis (€545 million), by Spain (down 13.0%), and by the Enterprise segment (down 14.9%). These were mitigated by the remarkable performance of Africa & Middle East (up 10.0%), good results in Europe (up 2.3% excluding Spain), and the resilience of France (up 0.2%).

•  eCAPEX fell by €124 million, absorbing the decline in EBITDAaL, despite the accelerated rollout of fixed and mobile broadband networks, thanks to the contributions from co-financing and the discipline shown by the Group, particularly in Europe.

•  Organic cash flow from telecoms activities saw a return to growth at €2.5 billion (up €149 million compared to 2019), against a target of more than €2.3 billion.

Orange will propose a 2020 dividend of €0.70 per share plus €0.20 linked to the French Council of State’s favorable decision with respect to a long-standing tax dispute.

Commenting on the publication of these results, Stéphane Richard, Chairman and Chief Executive Officer of the Orange group, said:

"2020 was an extraordinary year, marked by a crisis of unprecedented scale and violence. In this challenging context, with networks showing just how vital they are to society, Orange proved able to adapt and meet the challenges, to continue to offer the very best of our services to our customers.

Firstly, in fixed, we continued to connect our clients to fiber. In France, 6.5 million more households were made connectable during 2020. This was an unprecedented performance and a tremendous feat given the context! Worldwide, we now have over 47 million connectable households. In numerous countries, the transition to fiber is accelerating and this is a trend that the health crisis has only increased. Our record commercial performance, for example in France and in Poland, are proof in point.

In very high speed mobile broadband, we launched 5G in five countries and will continue the deployment of this disruptive technology in 2021. In France, we have also been named the "best mobile network" for the 10th year in succession and 99% of the population now has access to 4G coverage.

Orange succeeded in stabilizing its revenues for the year thanks to the quality of its networks. In Africa & Middle East, growth was very strong at more than 5%, still driven mainly by 4G and Orange money.

Finally, our actions are paying off as we continue to progress towards the ambitious objectives we set out in our Engage 2025 strategic plan. With respect to the environment, we have reduced our CO2 emissions by 12%. We also opened our first three Orange Digital Centers to promote greater digital inclusivity. Thanks to these solid results, to our carefully managed investments and to greater operational efficiency, we are confirming our objective to generate between €3.5 and €4 billion in Organic Cash Flow in 2023."

Analysis of Group key figures

Revenues

The Orange group posted 2020 revenues of €42.3 billion, up 0.3% year-on-year on a comparable basis. This growth was driven by the strong trend in wholesale services thanks to the co-financing of the fiber network in France and to convergent services, which posted respective growth rates of 4.4% and 2.1%. Roaming (customers and visitors) was hit by travel restrictions, while equipment sales fell 9.5% due to store closures.

France and Africa & Middle-East made a positive contribution, posting respective growth rates of 1.6% and 5.2% in 2020. Europe (including Spain) remained under pressure, as did Enterprise, although the latter showed some improvement in the fourth quarter.

Customer base growth

There were 11.06 million convergent customers Group-wide at December 31, 2020, up 2.7% year-on-year driven by continuing strong growth in Europe.

Mobile services numbered 214.1 million access lines at December 31, 2020, up 3.3% year-on-year, including 77.4 million contracts, up 4.3%.

Fixed services numbered a total of 45.1 million access lines at December 31, 2020, down 0.7% year-on-year. This was primarily due to the sharp 12.4% fall in fixed narrowband access lines, despite continuing strong growth (23.7%) in very high-speed fixed broadband access lines.

EBITDAaL

Group EBITDAaL amounted to €12.68 billion in 2020, down 1.0% year on year (a decline of 2.3% in the fourth quarter). This was adversely impacted particularly by the decline in roaming (down €292 million) and costs of €253 million euros directly relating to the health crisis (including provisions for bad debts).

EBITDAaL from telecoms activities amounted to €12.84 billion in 2020, down 1.0%.

Operating income

Group operating income totaled €5,521 million for 2020, down €409 million (-6.9%) on an historical basis.

This decrease is mainly due to the €176 million decline in EBITDAaL on an historical basis and the €162 million increase in net expenses relating to significant litigation following a reassessment of the risk related to various disputes.

Net income

The Orange group posted consolidated net income of €5,055 million in 2020, an increase of €1,833 million compared to the €3,222 million achieved in 2019.

This increase results mainly from a tax refund of €2,246 million recognized at the 2020 year-end following the French Council of State’s finding in the Group’s favor in the matter of a long-running tax dispute.

eCAPEX

Group eCAPEX declined by 1.7% in 2020, largely as a result of co-financings received and despite the accelerated rollout of the fixed and mobile broadband networks.

Despite the health crisis, the Group succeeded in rolling out more fiber optic connections in 2020 than in 2019, providing an additional 9.0 million households with FTTH connectivity year-on-year (compared to 7.2 million in the previous year). At December 31, 2020, Orange thus had 47.2 million households with FTTH connectivity worldwide (up 23.4% year-on-year).

At 2020 year-end, nearly 100% of Orange mobile sites in France offered 4G coverage.

Organic cash flow

Organic cash flow from telecoms activities reached €2.5 billion, up €149 million year-on-year despite the decline in EBITDAaL. This increase is mainly explained by reduced eCAPEX outflows and the French "Part-Time for Seniors" program (TPS).

Net financial debt

The Orange group’s net financial debt amounted to €23.5 billion at December 31, 2020, down €2.0 billion compared to December 31, 2019. This was mainly due to the tax refund of €2.2 billion, following the French Council of State’s finding in favor of the Group in the matter of a long-running tax dispute.

The net debt to EBITDAaL ratio stood at 1.83x at December 31, 2020. Excluding the impact of the €2.2 billion tax refund, the ratio would have been 2.00x, in line with the medium-term objective of around 2x.

Infrastructure optimization, development and enhancement

Orange has moved forward in its plans to share future fiber network deployments with its partners via specific structures (FiberCos).

In January 2021, Orange announced the signing of an exclusive agreement with a consortium of long-term investors for the sale of a 50% stake in and joint control of Orange Concessions, an entity dedicated to fiber development in rural areas of France. With 23 public initiative networks representing approximately 4.5 million existing or planned FTTH connections, Orange Concessions will be France’s leading operator of FTTH networks deployed and managed on behalf of local authorities. The transaction values Orange Concessions at €2.675 billion and should be finalized by the end of 2021.

In Poland, the Group plans to sign an agreement in the first half of 2021 to establish a special purpose entity due to be operational in 2021.

Regarding plans for enhancement of the European mobile network, Orange has just announced the creation TOTEM, its European TowerCo.

"Scale Up" operational efficiency program

To ensure achievement of its objectives, in 2020 Orange launched the "Scale Up" operational efficiency program, thereby confirming its commitment to generating €1 billion in net savings within the defined scope of indirect costs[2]. By 2020 year-end, net savings of around €100 million have been generated in this regard. The savings will be progressively increased between now and 2023 and will cover labor expenses, overheads, other network expenses, IT expenses, real estate, advertising, marketing and customer service costs, operating taxes and levies.

Changes in asset portfolio

There were no significant changes in the asset portfolio in Q4 2020.

In November 2020, Orange announced the signing of an agreement to acquire a 54% majority stake in Romanian carrier Telekom Romania Communications (TKR) and its convergent subscriber base. The transaction is expected to close in the second half of 2021.

On December 2, 2020, Orange SA announced plans to launch a conditional voluntary public tender offer for a 47.09% stake in Orange Belgium. The offer has been submitted to the Belgian Financial Services and Markets Authority (FSMA).

Outlook for 2021

The Group’s financial objectives take into account the allocation of the €2.2 billion tax refund received at 2020 year-end after the French Council of State found in the Group’s favor in a long-running tax dispute. This balanced allocation of funds for the benefit of the company’s development, its employees and its shareholders, with a reinforced commitment to society, is intended to generate added value for the Group in the long term. It will nevertheless have an impact on short-term objectives.

For 2021, therefore, the Group forecasts:

•  stable but negative EBITDAaL (approximately +1% before the allocation of the tax refund),

•  eCAPEX of €7.6-€7.7 billion (approximately €7.3 billion before the allocation of the tax refund),

•  organic cash flow from telecoms activities of over €2.2 billion (over €2.6 billion before the allocation of the tax refund),

•  net debt/EBITDAaL ratio for telecoms activities remaining at around 2x in the medium term.

The Group confirms its objective to generate between €3.5 and €4 billion in Organic Cash Flow in 2023.

Dividend

In respect of 2020, the May 18, 2021 Shareholders’ Meeting will vote on a dividend payout of €0.70 per share plus €0.20 per share linked to the French Council of State’s favorable decision in the matter of a long-running tax dispute. Taking into account the €0.40 interim dividend paid on December 9, 2020, the balance of the dividend to be proposed to the Shareholders’ Meeting will be €0.50 per share, to be paid in cash on June 17, 2021. The ex-dividend date will be June 15, 2021.

In respect of the 2021 financial year, a dividend of €0.70 per share will be proposed to the 2022 Shareholders’ Meeting. An interim dividend of €0.30 per share will be paid in December 2021.

The Board of Directors of Orange SA met on February 18, 2021 to review the consolidated financial statements for the year ended December 31, 2020. In accordance with auditing standards, the Group’s statutory auditors performed their audit procedures on those financial statements and the audit reports relating to their certification are in the process of being issued.

More detailed information on the Group’s financial statements and performance indicators is available on the Orange website https://www.orange.com/en/consolidated-results.

Review by operating segment

The new organization of the Orange Group’s Executive Committee implemented since September 1, 2020, led the Group to review the presentation of its 3rd quarter 2020 segment information, without however changing the definition of its operating segments. The segment information now regroups, within Europe, Spain and the other European countries, comprising Poland, Belgium, Luxembourg and each of the Central European countries (Moldova, Romania and Slovakia). In addition, the Orange Bank segment was renamed Mobile Financial Services to take into account the gradual integration of new activities within this segment.

Historical data, comparable basis data and customer base data for the financial years 2019 and 2020 were restated to reflect this change.

France

In millions of euros	4Q 2020	change comparable basis	change historical basis	12M 2020	change comparable basis	change historical basis
Revenues	4,744	0.2%	0.3%	18,461	1.6%	1.7%
Retail services	2,696	(1.3)%	(1.2)%	10,764	(0.4)%	(0.4)%
Convergence	1,155	0.5%	1.1%	4,559	3.1%	3.7%
Mobile Only	558	(1.2)%	(2.2)%	2,245	(2.4)%	(3.4)%
Fixed Only	983	(3.3)%	(3.3)%	3,959	(3.1)%	(3.1)%
Wholesale	1,452	1.9%	2.1%	5,866	6.7%	6.9%
Equipment sales	427	(2.6)%	(2.6)%	1,187	(12.2)%	(12.2)%
Other revenues	169	21.0%	20.2%	644	27.3%	26.6%
EBITDAaL				7,163	0.2%	0.4%
EBITDAaL / Revenues				38.8%	(0.5 pt)	(0.5 pt)
Operating Income				3,809	-	(2.1)%
eCAPEX				3,748	(7.5)%	(7.5)%
eCAPEX / Revenues				20.3%	(2.0 pt)	(2.0 pt)

Revenues buoyed by wholesale services and resilience in retail services, despite the structural decline of narrowband and the adverse impact of the crisis, particularly on roaming revenue

Retail services revenues fell due to the impact of promotional offers on digital content. Adjusted for this effect, retail services revenues rose 0.6% in the fourth quarter and even offset the structural decline in PSTN, despite the significant impact of the health crisis on customer roaming. Excluding digital content offers and PSTN, retail services revenues produced the strongest increase of the year rising 2.4%.

Wholesale services revenues continued to grow this quarter, despite the decline in national roaming. This was due to continued co-financing of the fiber network by third parties and the construction of Public Initiative Networks.

From a commercial standpoint, convergent ARPO rose €1 to €69, excluding digital content offers.

Mobile contract net additions (excluding M2M) reached 87,000.

Fiber set a new record of 388,000 net additions (versus 360,000 in Q3 2020). Year on year, the increase was 35.3%. Once again this quarter, over half of new fiber customers were new customers for the Group.

In 2020, EBITDAaL increased despite the negative impact of the crisis and the effect of digital content offers. This trend shows that we are benefitting from our fiber investments whether in our activities with retail customers or operators. Our profitability has also been helped by the success of our convergent offers and our "more for more" approach aimed at simplifying the market.

The sharp decline in eCapex is mainly due to the co-financing received from third parties even as we accelerated the rollout of our network which now comprises nearly 23 million connectable households, representing a more than 40% increase on 2019.

Europe

In millions of euros	4Q 2020	change comparable basis	change historical basis		12M 2020	change comparable basis	change historical basis
Revenues	2,715	(4.3)%	(6.1)%		10,580	(3.5)%	(4.3)%
Retail services	1,781	(4.2)%	(5.3)%	-	7,147	(3.0)%	(3.4)%
Convergence	667	(3.4)%	(4.0)%	-	2,717	0.5%	0.1%
Mobile Only	747	(7.4)%	(8.4)%	-	3,038	(7.5)%	(8.0)%
Fixed Only	267	(4.1)%	(6.2)%	-	1,083	(4.1)%	(5.4)%
IT & Integration services	101	21.3%	17.5%	-	310	22.7%	29.8%
Wholesale	492	(1.6)%	(2.9)%	-	1,924	(0.9)%	(1.8)%
Equipment sales	409	(6.2)%	(10.9)%	-	1,375	(7.6)%	(9.4)%
Other revenues	33	(24.6)%	(26.5)%	-	134	(21.5)%	(22.6)%
EBITDAaL					2,932	(5.8)%	(6.5)%
EBITDAaL / Revenues					27.7%	(0.7 pt)	(0.7 pt)
Operating Income					796	-	(21.0)%
eCAPEX					1,847	10.7%	9.8%
eCAPEX / Revenues					17.5%	2.2 pt	2.2 pt

Significant improvement in commercial performance despite continued pressure on revenues

Europe revenues (now including Spain, Belgium, Luxembourg, Moldova, Poland, Romania and Slovakia) were still under pressure in the fourth quarter, down slightly compared to the third quarter.

Despite the improved sales performance, retail services remained under pressure due to strong competition impacting ARPOs and the negative effect of the crisis on roaming revenues from customers and visitors.

Equipment sales fell sharply due to the resurgence of the pandemic.

While the health crisis continued to weigh on the free movement of people, the commercial performance of the seven-country Europe region continued the positive trend of the third quarter across all product lines with 317,000 mobile contract net additions excluding M2M (versus 221,000 in the third quarter) including 135,000 tablets in Romania, and 147,000 net additions in fixed broadband (versus 96,000 in the third quarter) including 175,000 FTTH connections.

2020 full-year EBITDAaL was down 5.8%, with the decline in roaming accounting for half of this decrease. At a geographic level, the contraction is largely due to the negative contribution of Spain (down 13.0%), partly offset by solid results in Poland (up 3.4%) and Belgium (up 8.1%).

In Spain, revenues continued to deteriorate in the fourth quarter, still impacted by the negative effect of the health crisis on roaming revenues as well as previous volume losses, and due to the dilution of ARPO caused by our repositioning in the low-cost segment in the second half.

The new commercial strategy is already proving effective, with an acceleration in net additions versus the third quarter in both mobile and fixed telephony. This renewed commercial momentum is the first step needed towards improving EBITDAaL, which deteriorated sharply in the second half due to the drop in revenues. Our priority in Spain is to restore margins, as reflected in the various action plans launched which include measures to cut costs, simplify our offers, digitalize and accelerate our B2B business.

Africa & Middle East

In millions of euros	4Q 2020	change comparable basis	change historical basis	12M 2020	change comparable basis	change historical basis
Revenues	1,515	8.3%	3.6%	5,834	5.2%	3.3%
Retail services	1,301	10.5%	5.8%	5,007	7.8%	5.7%
Mobile Only	1,140	8.5%	3.8%	4,420	6.7%	4.5%
Fixed Only	152	23.7%	19.4%	562	15.5%	13.9%
IT & Integration services	9	123.0%	119.4%	25	75.4%	74.0%
Wholesale	177	(1.5)%	(7.7)%	695	(9.0)%	(11.0)%
Equipment sales	27	(3.8)%	(7.3)%	89	(6.8)%	(7.5)%
Other revenues	10	(29.4)%	(13.1)%	43	6.0%	36.6%
EBITDAaL				1,964	10.0%	8.3%
EBITDAaL / Revenues				33.7%	1.5 pt	1.5 pt
Operating Income				1,027	-	9.3%
eCAPEX				1,036	6.0%	5.0%
eCAPEX / Revenues				17.8%	0.1 pt	0.3 pt

Excellent commercial performance in Africa & Middle East

Revenues for Africa & Middle East continued to show strong growth in the fourth quarter driven by mobile data, Orange Money, fixed broadband and B2B.

The 4G customer base reached 33 million, up 39% over a 12-month period, out of a total of over 128 million mobile customers.

Strong growth in revenues from Orange Money continued in the fourth quarter, rising 22.6% and enabling the business to cross the €500 million level for full-year 2020 revenues. The customer base comprised 21.9 million active customers, up 20% year on year.

The fixed broadband customer base grew 39% year on year to 1.7 million, while revenues rose 36.5%.

B2B revenues grew 13.5% in the fourth quarter, mainly driven by IT services.

Wholesale revenues continued to be affected by the decrease in international travel and visitor roaming.

In the fourth quarter, 14 countries in the region recorded growth, with eight achieving double-digit increases.

Despite the health crisis, EBITDAaL in Africa & Middle East grew strongly rising 10% in 2020 with a 33.7% margin, up 1.5 percentage points, driven by the commercial performance, cost control and continued transformation initiatives. This confirms the process of continuous improvement in the profitability of the region, with EBITDAaL growth of over 18% since 2018.

Enterprise

In millions of euros	4Q 2020	change comparable basis	change historical basis	12M 2020	change comparable basis	change historical basis
Revenues	2,050	(1.2)%	(2.6)%	7,807	(1.4)%	(0.2)%
Fixed Only	942	(5.2)%	(6.5)%	3,851	(2.5)%	(2.8)%
Voice	302	(6.0)%	(6.9)%	1,237	(3.8)%	(4.0)%
Data	639	(4.8)%	(6.3)%	2,614	(1.9)%	(2.2)%
IT & Integration services	877	5.6%	3.7%	3,086	2.3%	6.1%
Mobile *	231	(7.9)%	(8.0)%	870	(8.3)%	(8.3)%
Mobile Only	163	(12.3)%	(12.3)%	649	(10.7)%	(10.7)%
Wholesale	13	63.8%	63.8%	45	33.0%	33.0%
Equipment sales	56	(3.8)%	(3.8)%	175	(6.5)%	(6.5)%
EBITDAaL				1,023	(14.9)%	(14.1)%
EBITDAaL / Revenues				13.1%	(2.1 pt)	(2.1 pt)
Operating Income				621	-	(19.6)%
eCAPEX				339	(16.0)%	(16.2)%
eCAPEX / Revenues				4.3%	(0.8 pt)	(0.8 pt)

Continued improvement in revenue growth due to the strong recovery in IT and integration services

After two quarters impacted by the health crisis, IT and integration service revenues returned to growth rising 5.6% in the fourth quarter, finishing the year up 2.3%. The cloud and cybersecurity businesses continued to grow, with increases of 6% and 9% respectively in 2020.

Traditional voice services are returning to their p-crisis level of decline, while the fall in data revenues has gathered pace, impacted by canceled events.

Mobile[3] revenues continued to be significantly affected by the collapse in roaming revenues (down 63.8%) as a result of the health crisis.

EBITDAaL in the Enterprise segment fell 14.9% in 2020. While profitability improved in the second half compared to the first half, it remains heavily impacted by the health crisis.

International Carriers & Shared Services

In millions of euros	4Q 2020	change comparable basis	change historical basis	12M 2020	change comparable basis	change historical basis
Revenues	370	(1.4)%	(1.8)%	1,450	(3.0)%	(3.2)%
Wholesale	259	(2.4)%	(2.6)%	1,038	(3.6)%	(3.6)%
Other revenues	111	0.8%	(0.0)%	412	(1.4)%	(2.1)%
EBITDAaL				(244)	11.4%	6.3%
EBITDAaL / Revenues				(16.9)%	1.6 pt	0.5 pt
Operating Income				(538)	-	(7.9)%
eCAPEX				133	3.7%	(5.4)%
eCAPEX / Revenues				9.2%	0.6 pt	(0.2 pt)

Revenues from International Carriers and Shared Services fell 1.4% in the fourth quarter, versus a 5.7% decline in the third quarter.

International carrier services remain constrained by the health crisis due to international travel restrictions, although with less marked seasonality in the fourth quarter.

Other revenues rose slightly after two quarters of decline, due to the resumption of activities at Orange Marine, and despite the continued decline in content revenues, still affected by cinema closures.

2020 full-year EBITDAaL rose 11.4%, largely due to the reduction in shared service overheads linked to the health crisis.

Mobile Financial Services

In millions of euros	12M 2020	change comparable basis	change historical basis
Net Banking Income (NBI)	69	70.6%	70.6%
Cost of bank credit risk	(31)	207.2%	207.2%
Operating Income	(195)	-	(5.3)%
eCAPEX	30	8.5%	8.5%

At December 31, 2020, Orange Bank’s customer base in France and Spain, including the mobile insurance offer, was almost 1.2 million customers.

In France, Orange Bank successfully pursued its value-oriented strategy, with more than 90% of new customers in the fourth quarter taking paid offers (compared to 30% in Q4 2019). The bank is continuing to develop with the acquisition in January 2021 of Anytime, a neobank dedicated to meeting the needs of professionals.

Orange Bank Africa, launched at the end of July 2020 in Côte d’Ivoire, already has over 350,000 customers, more than half of whom have taken out loans.

The impact of Mobile Financial Services on Group EBITDAaL was a reduction of €160 million in 2020, a similar level to 2019. Launches in Spain (at the end of 2019) and Africa were offset by a reduction of losses in France.

Calendar of upcoming events

04/22/2021 - Publication of first quarter 2021 results

07/29/2021 - Publication of first half 2021 results

10/26/2021 - Publication of third quarter 2021 results

Contacts

Press: +33 1 44 44 93 93 Sylvain Bruno sylvain.bruno@orange.com Tom Wright tom.wright@orange.com Olivier Emberger olivier.emberger@orange.com

Financial communication: +33 1 44 44 04 32

(analysts and investors)

Patrice Lambert-de Diesbach

p.lambert@orange.com

Samuel Castelo

samuel.castelo@orange.com

Aurélia Roussel

aurelia.roussel@orange.com

Andrei Dragolici

andrei.dragolici@orange.com

Disclaimer

This press release contains forward-looking statements about Orange’s financial situation, results of operations and strategy. Although we believe these statements are based on reasonable assumptions, they are subject to numerous risks and uncertainties, including matters not yet known to us or not currently considered material by us, and there can be no assurance that anticipated events will occur or that the objectives set out will actually be achieved. In particular, the health crisis may exacerbate the risks that the Group is facing. More detailed information on the potential risks that could affect our financial results is included in the Universal Registration Document filed on 20 April 2020 with the French Financial Markets Authority (AMF) and in the annual report (Form 20-F) filed on 21 April 2020 with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made. Other than as required by law, Orange does not undertake any obligation to update them in light of new information or future developments.

Appendix 1: Key financial indicators

As part of the application of IFRS 16 as of January 1, 2019, the Group implemented the decision of the IFRS IC (IFRS Interpretations Committee) published in December 2019, relating to the enforceable term of leases. The Group decided to apply this decision during the third quarter 2020, with effect from January 1, 2019 (restatement of the 2019 and 2020 periods). Additional right of use and lease liability were therefore recognized retrospectively as of January 1, 2019. For the 2019 financial year, the impact of the application of this decision on the Group's consolidated results is not significant.

Historical data and comparable basis data for financial years 2019 and 2020 were restated to reflect these changes.

Data at 31 December:

In millions of euros	12M 2020	12M 2019 comparable basis	12M 2019 historical basis	variation comparable basis	change historical basis
Revenues	42,270	42,151	42,238	0.3%	0.1%
France	18,461	18,165	18,154	1.6%	1.7%
Europe	10,580	10,968	11,051	(3.5)%	(4.3)%
Africa & Middle-East	5,834	5,543	5,646	5.2%	3.3%
Enterprise	7,807	7,914	7,820	(1.4)%	(0.2)%
International Carriers & Shared Services	1,450	1,495	1,498	(3.0)%	(3.2)%
Intra-Group eliminations	(1,861)	(1,934)	(1,930)
EBITDAaL (1)	12,680	12,812	12,856	(1.0)%	(1.4)%
o/w telecom activities	12,839	12,970	13,015	(1.0)%	(1.4)%
As % of revenues	30.4%	30.8%	30.8%	(0.4 pt)	(0.4 pt)
France	7,163	7,146	7,135	0.2%	0.4%
Europe	2,932	3,112	3,136	(5.8)%	(6.5)%
Africa & Middle-East	1,964	1,785	1,814	10.0%	8.3%
Enterprise	1,023	1,202	1,191	(14.9)%	(14.1)%
International Carriers & Shared Services	(244)	(276)	(261)	11.4%	6.3%
o/w Mobile Financial Services	(160)	(160)	(160)	(0.1)%	(0.1)%
Operating Income	5,521		5,930		(6.9)%
o/w telecom activities	5,715		6,114		(6.5)%
o/w Mobile Financial Services	(195)		(186)		(5.3)%
Consolidated net income	5,055		3,222		56.9%
Net income attributable to equity owners of the Group	4,822		3,004		60.5%
eCAPEX	7,132	7,257	7,293	(1.7)%	(2.2)%
o/w telecom activities	7,102	7,229	7,265	(1.8)%	(2.2)%
as % of revenues	16.8%	17.1%	17.2%	(0.3 pt)	(0.4 pt)
o/w Mobile Financial Services	30	28	28	8.5%	8.5%
EBITDAaL - eCAPEX	5,548	5,555	5,564	(0.1)%	(0.3)%
Organic cash-flow (telecom activities)	2,494		2,345		6.4%

(1) EBITDAaL adjustments are described in Appendix 2.

In millions of euros	December 31 2020	Au 31 déc. 2019
Net financial debt (1)	23,489	25,466
Ratio of financial debt / EBITDAaL from telecom activities (2)	1.83	1.96

(1) Net financial debt as defined and used by Orange does not include Orange Bank activities, for which this concept is not relevant.

(2) The ratio of net financial debt to EBITDAaL for telecoms activities is calculated as the ratio of the Group’s net financial debt compared to EBITDAaL for telecoms activities calculated over the previous 12 months.

Quarterly data

In millions of euros	4Q 2020	4Q 2019 comparable basis	4Q 2019 historical basis	variation comparable basis	change historical basis
Revenues	10,917	10,944	11,088	(0.2)%	(1.5)%
France	4,744	4,734	4,731	0.2%	0.3%
Europe	2,715	2,838	2,891	(4.3)%	(6.1)%
Africa & Middle-East	1,515	1,399	1,461	8.3%	3.6%
Enterprise	2,050	2,074	2,104	(1.2)%	(2.6)%
International Carriers & Shared Services	370	375	377	(1.4)%	(1.8)%
Intra-Group eliminations	(477)	(477)	(477)
EBITDAaL (1)	3,182	3,256	3,287	(2.3)%	(3.2)%
o/w telecom activities	3,241	3,301	3,331	(1.8)%	(2.7)%
As % of revenues	29.7%	30.2%	30.0%	(0.5 pt)	(0.4 pt)
o/w Mobile Financial Services	(59)	(45)	(45)	(31.6)%	(31.6)%
eCAPEX	2,247	2,040	2,059	10.1%	9.1%
o/w telecom activities	2,238	2,035	2,054	10.0%	8.9%
as % of revenues	20.5%	18.6%	18.5%	1.9 pt	2.0 pt
o/w Mobile Financial Services	9	5	5	74.8%	74.8%
EBITDAaL - eCAPEX	936	1,216	1,227	(23.1)%	(23.8)%

(1) EBITDAaL adjustments are described in Appendix 2.

Appendix 2: adjusted data to income statement items

Data at 31 December:

	12M 2020			12M 2019 historical basis
In millions of euros	Adjusted data,	Presentation adjustments,	Income statement,	Adjusted data,	Presentation adjustments,	Income statement,
Revenues	42,270	-	42,270	42,238	-	42,238
External purchases	(17,684)	(6)	(17,691)	(17,860)	-	(17,860)
Other operating income	604	-	604	720	-	720
Other operating expense	(560)	(229)	(789)	(527)	(72)	(599)
Labor expenses	(8,465)	(25)	(8,490)	(8,470)	(24)	(8,494)
Operating taxes and levies	(1,924)	-	(1,924)	(1,827)	-	(1,827)
Gains (losses) on disposal of fixed assets, investments and activities	-	228	228	-	277	277
Restructuring costs	-	(25)	(25)	-	(132)	(132)
Depreciation and amortization of financed assets	(55)	-	(55)	(14)	-	(14)
Depreciation and amortization of right-of-use assets	(1,384)	-	(1,384)	(1,274)	-	(1,274)
Impairment of right-of-use assets	-	(57)	(57)	(0)	(33)	(33)
Interests expenses on liabilities related to financed assets	(1)	1	-	(1)	1	-
Interests expenses on lease liabilities	(120)	120	-	(129)	129	-
EBITDAaL	12,680	6	-	12,856	144	-
Significant litigation	(211)	211	-	(49)	49	-
Specific labor expenses	(12)	12	-	(23)	23	-
Fixed assets, investments and business portfolio review	228	(228)	-	277	(277)	-
Restructuring program costs	(83)	83	-	(165)	165	-
Acquisition and integration costs	(37)	37	-	(24)	24	-
Interests expenses on liabilities related to financed assets	-	(1)	(1)	-	(1)	(1)
Interests expenses on lease liabilities	-	(120)	(120)	-	(129)	(129)

Quarterly data

	4Q 2020			4Q 2019 historical basis
In millions of euros	Adjusted data,	Presentation adjustments,	Income statement,	Adjusted data,	Presentation adjustments,	Income statement,
Revenues	10,917	-	10,917	11,088	-	11,088
External purchases	(4,877)	(6)	(4,883)	(4,879)	-	(4,879)
Other operating income	201	-	201	195	-	195
Other operating expense	(174)	(47)	(221)	(249)	(65)	(313)
Labor expenses	(2,132)	(59)	(2,190)	(2,203)	56	(2,147)
Operating taxes and levies	(340)	-	(340)	(294)	-	(294)
Gains (losses) on disposal of fixed assets, investments and activities	-	155	155	-	168	168
Restructuring costs	-	(14)	(14)	-	(69)	(69)
Depreciation and amortization of financed assets	(18)	-	(18)	(6)	-	(6)
Depreciation and amortization of right-of-use assets	(365)	-	(365)	(332)	-	(332)
Impairment of right-of-use assets	-	(52)	(52)	0	(9)	(8)
Interests expenses on liabilities related to financed assets	(0)	0	-	(0)	0	-
Interests expenses on lease liabilities	(29)	29	-	(32)	32	-
EBITDAaL	3,182	7	-	3,287	115	-
Significant litigation	(39)	39	-	6	(6)	-
Specific labor expenses	(52)	52	-	(6)	6	-
Fixed assets, investments and business portfolio review	155	(155)	-	168	(168)	-
Restructuring program costs	(66)	66	-	(78)	78	-
Acquisition and integration costs	(21)	21	-	(7)	7	-
Interests expenses on liabilities related to financed assets	-	(0)	(0)	-	(0)	(0)
Interests expenses on lease liabilities	-	(29)	(29)	-	(32)	(32)

Appendix 3: Key performance indicators

In thousand, at the end of the period	December 31 2020	December 31 2019
Number of convergent customers	11,056	10,762
Number of mobile accesses (excluding MVNOs) (1)	214,094	207,211
o/w	Mobile accesses of convergent customers	19,826	19,154
Mobile only accesses	194,268	188,057
o/w	Contract customers	77,368	74,205
Prepaid customers	136,726	133,006
Number of fixed accesses (2)	45,110	45,439
Number of fixed retail accesses	29,442	29,544
Number of fixed broadband accesses	21,680	20,685
o/w	Accesses with very high-speed broadband	9,635	7,792
Accesses of convergent customers	11,056	10,762
Fixed only accesses	10,624	9,923
Number of fixed narrowband accesses	7,762	8,859
Number of fixed wholesale accesses	15,667	15,895
Group total accesses (1+2)	259,204	252,650

2019 data is presented on a comparable basis.

Key indicators by country are presented in the "Orange investors data book Q4 2020", available on www.orange.com, under Finance/Results/2020: https://www.orange.com/en/latestconsolidated-results.

Appendix 4: glossary

Key figures

Data on a comparable basis: data based on comparable accounting principles, scope of consolidation and exchange rates are presented for previous periods. The transition from data on an historical basis to data on a comparable basis consists of keeping the results for the period ended and then restating the results for the corresponding period of the preceding year for the purpose of presenting, over comparable periods, financial data with comparable accounting principles, scope of consolidation and exchange rate. The method used is to apply to the data of the corresponding period of the preceding year, the accounting principles and scope of consolidation for the period just ended as well as the average exchange rate used for the income statement for the period ended. Changes in data on a comparable basis reflect organic business changes. Data on a comparable basis is not a financial aggregate as defined by IFRS and may not be comparable to similarly-named indicators used by other companies.

EBITDAaL or "EBITDA after Leases": operating income (i) before depreciation and amortization of fixed assets, effects resulting from business combinations, reclassification of cumulative translation adjustment from liquidated entities, impairment of goodwill and fixed assets, share of profits (losses) of associates and joint ventures, (ii) after interest on debts related to financed assets and on lease liabilities, and (iii) adjusted for significant litigation, specific labor expenses, fixed assets, investments and businesses portfolio review, restructuring programs costs, acquisition and integration costs and, where appropriate, other specific elements. EBITDAaL is not a financial aggregate as defined by IFRS standards and may not be directly comparable to similarly-named indicators in other companies.

eCAPEX or "economic CAPEX": (i) acquisitions of property, plant and equipment and intangible assets, excluding telecommunications licenses and financed assets, (ii) less the price of disposal of property, plant and equipment and intangible assets. eCAPEX is not a financial performance indicator as defined by IFRS standards and may not be directly comparable to indicators referenced by similarly-named indicators in other companies.

Organic Cash Flow (telecoms activities): for the perimeter of the telecoms activities, this corresponds to the net cash provided by operating activities, minus (i) lease liabilities repayments and debts related to financed assets repayments, and (ii) purchases and sales of property, plant and equipment and intangible assets, net of the change in the fixed assets payables, (iii) excluding effect of telecommunication licenses paid and significant litigations paid or received. Organic Cash Flow (telecoms activities) is not a financial aggregate defined by IFRS and may not be comparable to similarly-named indicators used by other companies.

Convergence

The customer base and the revenues invoiced to convergence services customers (excluding equipment sales) was for convergent offers defined as the combination of, at a minimum, a fixed broadband access and a mobile contract subscribed by retail market customers.

Convergent ARPO: the average quarterly revenues per convergent offer (ARPO) is calculated by dividing revenues from retail convergent services offers invoiced to customers generated over the past three months (excluding IFRS 15 adjustments) by the weighted average number of retail convergent offers over the same period. ARPO is expressed by monthly revenues per convergent offer.

Performance indicators

The fixed retail accesses correspond to the number of fixed broadband accesses (xDSL (ADSL and VDSL), FTTx, cable, Fixed-4G (fLTE) and other broadband accesses (satellite, Wimax and others)) and fixed narrowband accesses (mainly PSTN) and payphones.

The fixed wholesale accesses correspond to the number of fixed broadband and narrowband wholesale accesses operated by Orange.

Mobile Only services

Revenues from Mobile Only services consists of revenues invoiced to customers of mobile offers excluding retail convergence and equipment sales. The customer base includes customers with a contract excluding retail convergence, machine-to-machine contracts and prepaid cards.

Mobile Only ARPO: the average quarterly revenues from Mobile Only (ARPO) is calculated by dividing the revenue from Mobile Only services (excluding machine-to-machine and IFRS 15 adjustments) generated over the past three months by the weighted average of Mobile Only customers (excluding machine-to-machine) over the same period. The ARPO is expressed as monthly revenues per Mobile Only customer.

Fixed Only services

Revenues from Fixed Only services include the revenue of fixed services excluding retail convergence and equipment sales: traditional fixed-line telephony, fixed broadband and enterprise solutions and networks[4]. The customer base consists of fixed-line telephony and fixed broadband customers, excluding retail convergence customers.

Fixed Only Broadband ARPO: the average quarterly revenues from Fixed Only Broadband (ARPO) is calculated by dividing the revenue from Fixed Only Broadband services (excluding IFRS 15 adjustments) generated over the past three months by the weighted average of Fixed Only Broadband customers over the same period. ARPO is expressed as monthly revenues per Fixed Only Broadband customer.

IT & integration services

Revenues from IT and integration services include revenue from unified communication and collaboration services (Local Area Network and telephony, consulting, integration, project management and video conferencing offers), hosting and infrastructure services (including cloud computing), application services (customer relations management and other application services), security services, machine-to-machine services (excluding connectivity), as well as equipment sales for the products and services above.

Wholesale

Revenues from other carriers consists of (i) mobile services to other carriers including incoming traffic, visitor roaming, network sharing, national roaming and Mobile Virtual Network Operators (MVNOs), and (ii) fixed services to other carriers including national networking, services to international carriers, high-speed and very high-speed broadband access (fibre access, unbundling of telephone lines and xDSL access sales) and the sale of telephone lines on the wholesale market.

[1] Unless otherwise stated, all changes presented in this press release are on a comparable basis.

[2] €13.8 billion scope at 2019 year-end, corresponding to Group indirect costs excluding (i) Africa & Middle East and Mobile Financial Services, and (ii) labor expenses, other network expenses and IT expenses for Enterprise IT and integration services.

[3] Mobile revenues include mobile services and mobile equipment sales invoiced to businesses and incoming mobile traffic from businesses invoiced to other carriers.

[4] With the exception of France, where enterprise solutions and networks are listed under the Enterprise business segment.

ORANGE

Date: February 18, 2021	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations